RALLY

Bill of Sale

As of December 16, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and MyChrono24 (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#DOMINOS
Description:	1990 Rolex Air-King Dominos Pizza Special Edition Watch
Total Acquisition Cost:	$ 8,467.91
Consideration: Cash (%) Equity (%) Total	$ 8,467.91 (100%) $ 0 (0%) $ 8,467.91 (100%)